UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)


MAG Silver Corp.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

55903Q104
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]Rule 13d-1(b)
[ X ]Rule 13d-1(c)
[   ]Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 55903Q104

(1)	Names of reporting persons
	Sprott Inc.

(2)	Check the appropriate box if a member of a group (a)  [ ]
                                                         (b)  [x]
(3)	SEC use only

(4)	Citizenship or place of organization
	Ontario, Canada

Number of	(5)	Sole voting power  2,971,054
shares
beneficially 	(6)	Shared voting power  0
owned by
each		(7)	Sole dispositive power  2,971,054
reporting
person with:	(8)	Shared dispositive power  0

(9)	Aggregate amount beneficially owned by each reporting person
	2,971,054

(10)	Check if the aggregate amount in Row (9) excludes certain shares [ ]

(11)	Percent of class represented by amount in Row (9)
	5.0%

(12)	Type of reporting person
	CO


Item 1	(a)	Name of issuer:
		MAG Silver Corp.

Item 1	(b)	Address of issuer principal executive offices:
		#770 - 800 West Pender Street, Vancouver, BC V6C 2V6

Item 2	(a)	Name of person filing:
		Sprott Inc.

Item 2	(b)	Address of principal business office or, if none, residence:
		S200 Bay Street,Suite 2700, PO Box 27, Toronto, ON M5J 2J1

Item 2	(c)	Citizenship:
		Canada

Item 2	(d)	Title of class of securities:
		Common Shares

Item 2	(e)	CUSIP No.:
		55903Q104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b)
	or 13d-2(b) or (c), check whether the person filing is a:

	(a)[ ]	Broker or dealer registered under Section 15 of the Act;

	(b)[ ]	Bank as defined in Section 3(a)(6) of the Act;

	(c)[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)[ ]	Investment company registered under Section 8 of the
		Investment Company Act of 1940;

	(e)[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)[ ]	An employee benefit plan or endowment fund in accordance with
		Rule 13d-1(b)(1)(ii)(F);

	(g)[ ]	A parent holding company or control person in accordance with
		Rule 13d-1(b)(1)(ii)(G);

	(h)[ ]	A savings association as defined in Section 3(b) of the
		Federal Deposit Insurance Act;

	(i)[ ]	A church plan that is excluded from the definition of an
		investment company under section 3(c)(14) of the Investment
		Company Act of 1940;

	(j)[ ]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

	(k)[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

	If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________

Item 4.	Ownership.

	(a)	Amount beneficially owned: 2,971,054

	(b)	Percent of class: 5.0%

	(c)	Number of shares as to which Sprott Inc. has:

		(i)  Sole power to vote or to direct the vote: 2,971,054

		(ii) Shared power to vote or to direct the vote: 0

		(iii)Sole power to dispose or to direct the disposition of: 2,971,054

		(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class.
	If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
	These shares are held in accounts managed by subsidiaries of Sprott Inc., none of which,beneficially owns more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on by the Parent Holding Company or Control Person.
	Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
	Not Applicable.

Item 9.	Notice of Dissolution of Group.
	Not Applicable.

Item 10.Certifications.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



					SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      				January 17, 2013
      				------------------
					Date

				SPROTT INC.


				By: /s/ Kirstin McTaggart
				   -----------------------
				    Kirstin McTaggart
				    Authorized Person